Heritage Distilling Group, Inc.

c/o Better World Acquisition Corp.

775 Park Avenue

New York, New York 10021

May 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Heritage Distilling Group, Inc.
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form S-4 (File No. 333-269754)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of Heritage Distilling Group, Inc. (“we,” “us,” “our,” or the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “Commission”) of the withdrawal of our Registration Statement on Form S-4 (File No. 333-269754) (the “Registration Statement”) because the Company has elected not to proceed with the public offering of securities contemplated by the Registration Statement at this time. The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

If you have any questions or comments concerning this request, please call our legal counsel, Joshua N. Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

/s/ Rosemary L. Ripley
Rosemary L. Ripley
Chief Executive Officer